U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 4, 2021

VIA EDGAR TRANSMISSION

Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724
Cromwell Marketfield L/S Fund (S000074017)

Dear Mr. Esperon,

The purpose of this letter is to respond to verbal comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 3, 2021. The Staff’s comments were provided regarding:

(1) the Trust’s initial registration statement filed on behalf of its series, the Cromwell Marketfield L/S Fund (the “Fund”) on Form N‑1A on August 9, 2021;

(2) the Trust’s letter dated October 6, 2021, submitted in response to the Staff’s written comments dated September 8, 2021; and

(3) the Trust’s letter dated October 29, 2021, submitted in response to the verbal comments received October 20, 2021 and October 21, 2021.

The Trust’s registration statement was filed under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering the Fund as a new series of the Trust. The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses.

Prospectus – Summary Section – Principal Investment Strategies

1.    Staff Comment: Please further revise the disclosure regarding the Fund’s use of derivative instruments listed in the sixth paragraph (e.g., hedging, speculation) and clarify the “other than bona fide hedging purposes” language in the second sentence.

Response: The Trust responds by further clarifying in the disclosure that the use of derivative instruments is for hedging purposes. The Fund has updated its derivatives disclosure as follows:

“The Fund will engage in short sales of securities or other derivative type transactions for hedging purposes to profit from an anticipated decline in the price of the securities sold short. For speculation purposes, the Fund may also enter into options, forward contracts, forward foreign currency contracts in positions that it expects to appreciate or decline without regard to other positions in the portfolio ~~for reasons other than bona fide hedging purposes, including futures contracts and swap agreements~~.”

Prospectus – Summary Section – Performance

2.    Staff Comment: With respect to the disclosure Performance paragraphs, please:

a.Further clarify the “Fund History” paragraph to note the proper dates of reorganization and please also note that the Fund has adopted the performance history along with the Financial Statements of the Predecessor Fund.

b.Consider reorganizing the paragraph under the “Historical Class Mapping” table to explain each share class’ evolution separately.

c.     Please include the Bar Chart and the Average Annual Total Returns Table in the response letter.

Response: The Trust responds by making the changes as suggested. The proposed revised disclosure is as follows:

Performance
The bar chart demonstrates the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The Average Annual Total Returns table also demonstrates these risks by showing how the Fund’s average annual returns for the one year, five year, ten year and since inception periods compare with those of a broad measure of market performance. Performance data for the classes varies based on differences in their fee and expense structures.

Fund History
During the past 10 years, the Fund was a series of different registered investment companies. The Fund, first named the Marketfield Fund launched on July 31, 2007 as a series of Trust for Professional Managers (“TPM”). The Fund reorganized into the MainStay Marketfield Fund as a series of Mainstay Funds Trust (“Mainstay”) on October 5, 2012. On April 8, 2016, the Fund reorganized back into the Marketfield Fund (the “Predecessor Fund”) as part of TPM where it remained until January 21, 2022. The Fund has adopted the performance and financial history of the Predecessor Fund. Performance information shown prior to the close of business on January 21, 2022 is that of the Predecessor Fund.

Historical Class Mapping

Predecessor Trust	TPM	Mainstay	TPM	TFS (Current Trust)
Predecessor Fund	Marketfield Fund	MainStay Marketfield Fund	Marketfield Fund	Cromwell Marketfield L/S Fund
Years	2007-2012	2012-2016	2016-2022	2022 -
Class Track	Single Class à	Class I à	Class I à	Institutional Class
	N/A	Class A à	Class A à	Investor Class
	N/A	Class C à	Class C à	Class C

Performance figures for Investor Class shares are those of the former Class A shares, unadjusted. The former Class A shares were first offered on October 5, 2012 and include the historical performance of the Single Class of shares offered by the Fund from July 31, 2007 to October 5, 2012.

Performance figures for Institutional Class shares are those of the former Class I shares, unadjusted. The former Class I shares were first offered on October 5, 2012 and include the historical performance of the Single Class of shares offered by the Fund from July 31, 2007 to October 5, 2012.

Performance figures for Class C shares were first offered on October 5, 2012 and include the historical performance of the Single Class of shares offered by the Fund from July 31, 2007 to October 5, 2012.

The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the Fund’s website at www.thecromwellfunds.com or by calling the Fund at 1-[XXX-XXX-XXXX] (toll free).

Calendar Year Total Return for Institutional Class Shares as of December 31

The Fund’s calendar year-to-date return as of September 30, 2021 was 1.97%. During the period of time shown in the bar chart, the Fund’s highest quarterly return for Institutional Class shares was 20.21% for the quarter ended June 30, 2020, and the lowest quarterly return for Institutional Class shares was -16.77% for the quarter ended March 31, 2020.

Average Annual Total Returns (for the Periods Ended December 31, 2020)
	1 Year	5 Year	10 Years	(7/31/07)
Institutional Class Shares
Return Before Taxes	20.20%	6.49%	4.24%	5.51%
Return After Taxes on Distributions	20.20%	6.47%	4.22%	5.49%
Return After Taxes on Distributions and Sale of Fund Shares	11.96%	5.08%	3.37%	4.49%
Investor Class Shares
Return Before Taxes	13.28%	5.04%	3.41%	4.82%
Class C Shares
Return Before Taxes	17.94%	5.41%	3.21%	4.46%
S&P 500® Total Return Index (reflects no deduction for fees, expenses or taxes)	18.40%	15.22%	13.88%	9.61%

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown. Furthermore, the after-tax returns shown are not relevant to shareholders who hold their shares through tax-deferred or other tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”). After-tax returns are shown for the Institutional Class shares only and after-tax returns for the other classes will vary.

Organizational Documents

3.    Staff Comment: Please consider adding to the proposed disclosure regarding Derivative Actions to include discussion as contained in the Trust’s Agreement and Declaration of Trust addressing derivative actions in Article VIII, Section 2(b)(ii). Additionally, please include disclosure regarding the requirement to bring actions exclusively in federal or state courts located within the State of Delaware.

Response: The Trust responds by further revising the proposed disclosure as regarding Derivative Actions as requested by adding provisions referenced in Article VIII, Section 2(b)(iii) as shown below. Upon closer read of the of the Trust’s Declaration of Trust, the requested provision regarding the requirement to bring actions exclusively in the State of Delaware, is not located in the Trust’s Declaration of Trust so the Trust has not added disclosure regarding that matter.

Derivative Actions

Pursuant to the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), and subject to the limitations disclosed in the Declaration of Trust, a Fund shareholder may only bring a derivative action if (i) the complaining shareholder was a shareholder of the Trust or the affected series or class, as applicable, at the time of the action; (ii) the shareholder was a shareholder of the Trust or the affected series or class, as applicable, as of the time the demand; (iii) prior to the commencement of such derivative action, the complaining shareholders have made a written demand to the Board of Trustees requesting that they cause the Trust or affected series or class, as applicable, to file the action itself. The Declaration of Trust details information, certifications, undertakings, and acknowledgments that must be included in the demand. The Declaration of Trust also requires that, in order to bring a derivative action, the complaining shareholders must be joined in the action by shareholders representing no less than a majority of the then outstanding shares of the affected series or class to which such action relates if it does not relate to all series and classes. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The provision requiring at least a majority of the outstanding voting securities of the Trust, applicable series or class to join in the request to bring the derivative action and the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board in the event that the Trustees determine not to bring such action, do not apply to claims brought under federal securities laws.

If the demand for derivative action has been considered by the Trustees, and after considering the merits of the claim, the Trustees have determined that maintaining a suit would not be in the best interests of the Trust or the affected Series or Class, as applicable, the complaining Shareholders will be barred from commencing the derivative action (this provision does not apply to claims arising under the federal securities laws). The Trust will inform the complaining Shareholders of any decision reached within five business days of reaching its decision.

Accounting Comments

4.    Staff Comment: Please update the language that was inserted into the “Fund Expenses” to read “has determined it appropriate” as opposed to “has determined it feasible.”

Response: The Trust responds by revising the underlined language to note appropriate as opposed to feasible as noted below:

Fund Expenses
The Fund is responsible for its own operating expenses. Pursuant to an operating expense limitation agreement, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred sales loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.81%, 2.56% and 1.56% of the Fund’s average daily net assets for Investor Class shares, Class C shares and Institutional Class shares, respectively, through at least [Exp. Date, 2023]. The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”). The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for up to 36 months from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment. Notwithstanding the foregoing, to the extent the Sub-Adviser waived fees or paid expenses for the predecessor Fund, the Board has determined it appropriate and pursuant to the Agreement and Plan of Reorganization, the Sub-Adviser may recoup any such fees and expenses for up to

36 months from the date such fees and expenses were waived or paid on behalf of the predecessor Fund prior to the Reorganization.

Appendix Comments

5.    Staff Comment: Please update the language to note “Principal Investment Strategy” as opposed to “Principal Investment Structure” as included in the Appendix to Response #10 of the second Response Letter.

    Response: The Trust responds by correcting the heading to read “Principal Investment Strategy.”

* * * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution